UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            GSB Financial Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0003622631

                                 (CUSIP Number)

                                RONALD J. GENTILE
                      President and Chief Operating Officer
                         Warwick Community Bancorp, Inc.
                                18 Oakland Avenue
                                Warwick, NY 10990
                            (914) 968-2206, ext. 210

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  0003622631                            Page 2 of 7 Pages
         -----------------                            --   --
------------------------------             -----------------------------------


1        NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warwick Community Bancorp, Inc.
         I.R.S. No. 06-1497903
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
3        SEC USE ONLY
4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            / /


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Warwick Community Bancorp, Inc. (Delaware)

       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  Warwick Community Bancorp, Inc - 0  - 0.00%
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------
                          8         SHARED VOTING POWER

                          9         SOLE DISPOSITIVE POWER

                                    Warwick Community Bancorp, Inc - 0  - 0.00%
                                    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 shares

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%

14          TYPE OF REPORTING PERSON*
            CO

            * SEE  INSTRUCTIONS BEFORE FILLING OUT

                  This Amendment No. 3 amends and supplements the Schedule 13D, dated December 7, 1998, and filed as of that date with the Securities and Exchange Commission ("Commission"), as amended by Amendment No. 1, dated February 18, 1999, and Amendment No. 2, dated April 19, 2000, filed as of those dates with the Commission (together, the "Schedule 13D"). Except as amended by this Amendment No. 3, there has been no change in the information previously reported on the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed on behalf of Warwick Community Bancorp, Inc., a bank holding company organized under the laws of the State of Delaware ("WCB"). The principal business address of WCB is 18 Oakland Avenue, Warwick, New York 10990-0591.

                  The information called for by Item 2 with respect to WCB's directors and executive officers is set forth in Exhibit A attached hereto and incorporated herein by reference.

                  During the last five years, neither WCB nor, to the best of WCB's knowledge, any of the persons listed in Exhibit A hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WCB or any of such persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION

                  This Amendment No. 3 is filed to report a decrease in the beneficial ownership of shares of common stock (the "Shares") of GSB Financial Corporation (the "Issuer") owned by WCB as a result of the sale of such Shares by WCB, as set forth below. WCB's beneficial ownership decreased from 167,400 Shares, or 8.44% of the outstanding Shares, to 0 Shares, or 0.00% of the outstanding Shares.

                  During the period between the prior amendment to this Schedule 13D and this Amendment No. 3, WCB sold the following Shares in open market brokerage transactions:

               Date of Transaction   Number of Shares     Price per Share

                     11/13/00               40,000              $18.50
                     11/14/00               17,400              $18.25
                     11/15/00              110,000              $18.25

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) WCB does not beneficially own any Shares. Two of WCB's directors, Frances M. Gorish and R. Michael Kennedy, respectively own 50 Shares and 1,100 Shares, which Shares were acquired independently of WCB's acquisition of Shares. WCB, Frances M. Gorish and R. Michael Kennedy are not acting as a group within the meaning of section 13(d)(3) of the Act.


                                Page 3 of 7 Pages

                  (b) Frances M. Gorish and R. Michael Kennedy have sole power to dispose or direct the disposition of their respective Shares.

ITEM 7.           MATERIAL REQUIRED TO BE FILED AS EXHIBITS

                  Exhibit A.        Information with respect to directors and
executive officers of WCB.



                                Page 4 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 15, 2000


                                 WARWICK COMMUNITY BANCORP, INC.


                                 By:  /s/ Ronald J. Gentile
                                      -----------------------------------------
                                          Ronald J. Gentile
                                          President and Chief Operating Officer


                                Page 5 of 7 Pages

                                ITEM 2: EXHIBIT A

                  DIRECTORS OF WARWICK COMMUNITY BANCORP, INC.

    Timothy A. Dempsey
    Chairman of the Board and Chief
       Executive Officer
    Warwick Community Bancorp, Inc.
*   36 Waterbury Road
    Warwick, NY 10990
    Citizen - USA

    Ronald J. Gentile
    President and Chief Operating Officer
    Warwick Community Bancorp, Inc.
*   30 Newport Bridge Road
    Warwick, NY 10990
    Citizen - USA

    Frances M. Gorish
    Retired
*   24 High View Avenue
    Florida, New York 10921
    Citizen - USA

    R. Michael Kennedy
    Real Estate Investment and Management
    Kennedy Companies
**  P.O. Box 600
    Warwick, New York 10990
    Citizen - USA

    Fred M. Knipp
    Retired
*   15 Almond Tree Lane
    Warwick, New York 10990
    Citizen - USA

    Emil R. Krahulik
    Attorney at Law
    Bonacic, Blustein & Krahulik
**  2 Bank Street
    Warwick, New York 10990
    Citizen - USA

    Thomas F. Lawrence, Jr.
    Retired
*   82 Maple Drive
    Warwick, New York 10990
    Citizen - USA

    Henry L. Nielsen, Jr.
    President
    Nielsen Construction Co., Inc.
**  P.O. Box 848
    Warwick, New York  10990
    Citizen - USA

    John W. Sanford III
    President
    John W. Sanford & Son, Inc.
    Insurance Agency
**  68 Main Street
    Warwick, New York 10990
    Citizen - USA

    Robert N. Smith
    President
    Lazear-Smith Funeral Homes, Inc.
**  17 Oakland Avenue
    Warwick, New York 10990
    Citizen - USA

    John J. McDermott, III
**  J.D. Blake Company
    263 Route 17K
    Newburgh, New York 12552-0273
    Citizen - USA



                                Page 6 of 7 Pages

                                ITEM 2: EXHIBIT A
                          EXECUTIVE OFFICERS OF WARWICK
                             COMMUNITY BANCORP, INC.

         Timothy A. Dempsey                             Nancy L. Sobotor-Littell
         Chairman of the Board and                      Corporate Secretary
            Chief Executive Officer                *    76 Maple Avenue
*        36 Waterbury Road                              Warwick, NY 10990
         Warwick, NY 10990                              Citizen - USA
         Citizen - USA
                                                   *    Home Address
         Ronald J. Gentile                         **   Business Address
         President and Chief Operating Officer
*        30 Newport Bridge Road
         Warwick, NY 10990
         Citizen - USA

         Fred G. Kowal
         Executive Vice President
*        15 Rutland Road
         Glen Rock, New Jersey  07452
         Citizen - USA

         Arthur W. Budich
         Senior Vice President
*        34 Post Road
         Monroe, NY 10950
         Citizen - USA

         Laurence D. Haggerty
         Senior Vice President
*        198 West Shore Trail
         Sparta, NJ 07871
         Citizen - USA

         Donna M. Lyons
         Senior Vice President/Auditor
*        2353 Route 44-55
         P.O. Box 16
         Gardiner, NY 12525
         Citizen - USA

         Barbara A. Rudy
         Senior Vice President
*        23 Olde Wagon Road
         Warwick, NY 10990
         Citizen - USA






                                Page 7 of 7 Pages